Walthausen Funds is pleased to provide you with this estimate of distributions to assist you with your tax planning for 2012.

The information in the table below is preliminary and subject to change.

	Per share short-term capital gains / net investment income range	Per share long-term capital gains range	Estimated Record Date	Estimated Pay Date
Walthausen Small Cap Value Fund	$0.01 to $0.03	$0.70 to $0.80	12/20/2012	12/21/2012
Walthausen Select Value Fund	$0.00 to $0.02	$0.40 to $0.50	12/20/2012	12/21/2012

These estimates are preliminary as of November 29, 2012 and are subject to change. Equity market conditions, changes to the portfolio (buys and sells of securities, for example), and changes in the number of outstanding fund shares may have a material impact on these estimates.

In The News

Walthausen Small Cap Value Fund: WSCVX
Walthausen Select Value Fund Investor Class: WSVIX
Walthausen Select Value Fund Retail Class: WSVRX

WSCVX Date: 11/28/2012 NAV: 18.59 Day Change: 0.22

WSVIX Date: 11/28/2012 NAV: 11.32 Day Change: 0.18

WSVRX Date: 11/28/2012 NAV: 11.25 Day Change: 0.17